[LETTERHEAD OF PMA CAPITAL CORPORATION]

September 22, 2005

Via EDGAR, Facsimile and Overnight Carrier

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	PMA Capital Corporation (the “Company”) Form 10-K for the fiscal year ended December 31, 2004 Forms 10-Q for the periods ended March 31, 2005 and June 30, 2005 File No. 000-22761

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated September 6, 2005, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”) and the Quarterly Reports on Form 10-Q for the periods ended March 31, 2005 (the “March 10-Q”) and June 30, 2005 (the “June 10-Q”).

Before responding to your comments, the Company wants you to know that on September 16, 2005, it filed Amendment No. 1 to its 2004 Form 10-K for the sole purpose of filing three years of separate audited financial statements for certain of the Company’s operating subsidiaries, whose securities are pledged as collateral for the Company’s $99.1 million aggregate principal amount of its 6.50% Senior Secured Convertible Debentures due 2022.

For your convenience, each of the Staff’s comments applicable to the 2004 Form 10-K, the March 10-Q and June 10-Q has been reproduced, followed by the Company’s response to each comment. The Company appreciates the Staff’s comments and confirms that, as set forth below, in preparing its future filings, it will do so in a manner that is reflective of its responses in this letter. The Company respectfully believes, however, that any amendment to its 2004 Form 10-K, March 10-Q or June 10-Q is not necessary since the comments to the Company’s MD&A are largely designed to suggest that the Company make more detailed disclosure in certain areas. However, as explained below, the Company believes that various sections of its 2004 periodic reports already contain significant detailed disclosure addressing the topics which are the subject of the Staff’s comments. Accordingly, the Company does not believe that amending the filed reports would provide new, material information or materially benefit investors.

United States Securities and Exchange Commission
September 22, 2005

Form 10-K for the year ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results .... page 18

Liquidity and Capital Resources, page 48

1.
Please include in MD&A a more robust discussion of the expected effect that cash used in operating activities will have on future financial position, operations and liquidity. In the disclosure, also include a discussion of your asset/liability management process including the change to the duration of your investment portfolio described on page 36. Disclose whether there are any significant variations between the premiums collected (or to be collected), the maturities of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future financial position, operations and liquidity.

RESPONSE: The Company confirms that it will supplement its current disclosure prospectively, beginning with the Company’s Quarterly Report on Form 10-Q for the three and nine month periods ending September 30, 2005 (the “September 10-Q”) to include the following disclosure regarding the expected effect that cash used in operating activities will have on future financial position, operations and liquidity:

As a result of our decision to exit from the reinsurance and excess and surplus lines of businesses, we expect that we will continue to use cash from the operating activities of our Run-off Operations into the foreseeable future. We believe that the cash used to support the run-off of our business will reduce the liabilities that currently exist in the business, and allow us to reduce our capital commitment to the run-off business. As our capital commitment to the run-off business is reduced, we expect to be able to use such capital to assist the Company in reducing its current debt and managing its capital. We monitor the expected payout of the liabilities associated with the run-off business and generally adjust the duration of our invested assets to match the timing of expected payouts.

United States Securities and Exchange Commission
September 22, 2005

We expect that the cash flows generated from the operating activities of The PMA Insurance Group will be positive for the foreseeable future as we anticipate premium and other service revenue collections to exceed losses and LAE and operating expense payments. We intend to be able to invest these positive cash flows and earn investment income.

The Company will also include the following expanded disclosure regarding the Company’s asset/liability management process, which is currently contained in the “Investments” section (page 51) of the 2004 Form 10-K:

Our investment strategy includes guidelines for asset quality standards, asset allocations among investment types and issuers, and other relevant criteria for our portfolio. In addition, invested asset cash flows consisting of current income and investment maturities, are structured after considering projected liability cash flows of loss reserve payouts that are based on actuarial models. Property and casualty claim payment demands are somewhat unpredictable in nature and require liquidity from the underlying invested assets, which are structured to emphasize current investment income while maintaining appropriate portfolio quality and diversity. The liquidity requirements are met primarily through operating cash flows and short-term investments.

As of September 30, 2005, the duration of our investments that support the insurance reserves was x.x years*  and the duration of our insurance reserves was x.x years.*

The Company will explain in its disclosures the reason for any material difference in duration between its invested assets and estimated policy reserves.

The Company will also prospectively expand its “Liquidity and Capital Resources” section, to include the following disclosure regarding the impact of selling securities before anticipated to pay for policy liabilities:

Investment grade fixed income securities, of which xx%* are publicly traded, constitute substantially all of our invested assets. The market values of these investments are subject to fluctuations in interest rates. Although we have structured our investment portfolio to provide an appropriate matching of maturities with anticipated claim payments, if we decide or are required in the future to sell securities in a rising interest rate environment, we would expect to incur losses from such sales.
_______________________________
* To be determined at the time of filing the Company’s periodic reports.

United States Securities and Exchange Commission
September 22, 2005

Supplementally, the Company informs the Staff that it currently has no credit facilities.

Critical Accounting Estimates

Unpaid losses and loss adjustment expense, page 55

2.
We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business within each of your segments.

•	Please disclose the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

•
Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

•	Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for all lines of business.

•
For each line of your longer tail business with claims for asbestos-related illnesses, environmental remediation, product liability and other highly uncertain exposures, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:

•	the number of claims pending at each balance sheet date;

•	the number of claims reported for each period presented;

•	the number of claims dismissed, settled, or otherwise resolved for each period;

United States Securities and Exchange Commission
September 22, 2005

•	the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

•	the total settlement amount for each period;

•	the cost of administering the claims;

•	emerging trends that may result in future reserve adjustments; and

•	if management is unable to estimate the possible loss or range of loss, a statement to that effect.

RESPONSE: The Company believes that its 2004 Form 10-K currently contains significant robust disclosure regarding the process utilized in establishing the Company’s loss and LAE reserves and the uncertainties inherent in this process. Additionally, in various sections of the Company’s MD&A, the Company has directed the readers to these discussions by providing a cross reference to the relevant sections of the 2004 Form 10-K. For the Staff’s convenience, the Company has reproduced below, what it believes to be the current relevant disclosure contained in its 2004 Form 10-K.

“Business” Section of 2004 Form 10-K, pages 9-10

Insurers establish reserves representing estimates of future amounts needed to pay claims with respect to insured events that have occurred, including events that have not been reported to the insurer. Reserves are also established for LAE representing the estimated expenses of settling claims, including legal and other fees, and general expenses of administering the claims adjustment process.

After a claim is reported, claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. The estimate reflects the informed judgment of management based on reserving practices and management’s experience and knowledge regarding the nature and value of the specific type of claim. Claims personnel review and update their estimates as additional information becomes available and claims proceed toward resolution. In addition, reserves are also established on an aggregate basis:

-	to provide for losses incurred but not yet reported to the insurer;
-	to provide for the estimated expenses of settling claims, including legal and other fees and general expenses of administering the claims adjustment process; and
-	to adjust for the fact that, in the aggregate, case reserves may not accurately estimate the ultimate liability for reported claims.

United States Securities and Exchange Commission
September 22, 2005

Reserves are estimated using various generally accepted actuarial methodologies. As part of the reserving process, historical and industry data is reviewed and consideration is given to the anticipated impact of various factors such as legal developments, changes in social attitudes and economic conditions, including the effects of inflation. This process relies on the basic assumption that past experience, adjusted for the effect of current developments and probable trends, provides a reasonable basis for predicting future events. The reserving process provides implicit recognition of the impact of inflation and other factors affecting claims payments by taking into account changes in historic payment patterns and perceived probable trends. There is generally no precise method, however, for subsequently evaluating the adequacy of the consideration given to inflation or to any other specific factor, since the eventual deficiency or redundancy of reserves is affected by many factors, some of which are interdependent.  Due to the “long-tail” nature of a significant portion of our business, in many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. We define long-tail business as those lines of business in which a majority of coverage involves average loss payment lags of several years beyond the expiration of the policy. Our major long-tail lines include our workers’ compensation and casualty reinsurance business. In addition, because reinsurers rely on their ceding companies to provide them with information regarding incurred losses, reported claims for reinsurers become known more slowly than for primary insurers and are generally subject to more unforeseen development and uncertainty. Estimating our ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates, assumptions and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legal and legislative developments, judicial theories of liability, the impact of regulatory trends on benefit levels for both medical and indemnity payments, changes in social attitudes and economic conditions, the estimates are revised accordingly. If our ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at December 31, 2004, the related adjustments could have a material adverse effect on our financial condition, results of operations and liquidity.

* * * * * * * * * *

United States Securities and Exchange Commission
September 22, 2005

“Risk Factors” Section of 2004 Form 10-K, pages 21 and 23

Reserves are estimates and do not and cannot represent an exact measure of liability. If our actual losses from insureds exceed our loss reserves, our financial results would be adversely affected.

We establish reserves representing estimates of future amounts needed to pay claims with respect to insured events that have occurred, including events that have not been reported to us. We also establish reserves for loss adjustment expenses, which represent the estimated expenses of settling claims, including legal and other fees, and general expenses of administering the claims adjustment process. Our reserves as of December 31, 2004 were in the aggregate $2.1 billion, consisting of $1.2 billion related to The PMA Insurance Group and $919 million related to Run-off Operations. During the years ended December 31, 2003 and 2002, we increased our reserves for prior years’ losses and loss adjustment expenses by $218.8 million and $159.7 million, respectively. Reserves are estimates and do not and cannot represent an exact measure of liability. The reserving process involves actuarial models, which rely on the basic assumption that past experience, adjusted for the effect of current developments and likely trends in claims severity, frequency, judicial theories of liability and other factors, is an appropriate basis for predicting future events. The inherent uncertainties of estimating insurance reserves are generally greater for casualty coverages than for property coverages. Due to the “long-tail” nature of a significant portion of our business, in many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. We define long-tail business as those lines of business in which a majority of coverage involves average loss payment lags of several years beyond the expiration of the policy. Our major long-tail lines include our workers’ compensation and casualty reinsurance business. In addition, because reinsurers rely on their ceding companies to provide them with information regarding incurred losses, liabilities for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development and uncertainty.

United States Securities and Exchange Commission
September 22, 2005

Reserve estimates are continually refined through an ongoing process as further claims are reported and settled and additional information concerning loss experience becomes known. Because setting reserves is inherently uncertain, our current reserves may prove inadequate in light of subsequent developments. If we increase our reserves, our earnings for the period will generally decrease by a corresponding amount. Therefore, future reserve increases could have a material adverse effect on our results of operations, financial condition and financial strength and credit ratings.

We have recorded significant reserve charges in the past and if we experience additional significant reserve charges it could adversely affect our ability to continue in the ordinary course of our business.

We have recorded significant reserve charges in the past. In the third quarter of 2003, we recorded a charge of $150 million pre-tax, related to higher than expected underwriting losses, primarily from casualty reinsurance business written in accident years 1997 to 2000. As a result of this charge, the financial strength ratings of our insurance subsidiaries and our debt ratings were reduced, and we decided to exit the reinsurance business. We also suspended the payment of our regular cash dividend. Our capital position was also diminished. If, in the future, actual losses and loss adjustment expenses develop larger than our loss reserve estimates, which may be due to a wide range of factors, including inflation, changes in claims and litigation trends and legislative or regulatory changes, we would have to increase reserves. A significant increase in reserves could have a material adverse effect on our ability to continue in the ordinary course of our business.

United States Securities and Exchange Commission
September 22, 2005

Our reserves for asbestos and environmental claims may be insufficient.

Estimating reserves for asbestos and environmental exposures continues to be difficult because of several factors, including: (i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data; (iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards and regulations. We believe that our reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability, as well as issues involving policy provisions, allocation of liability and damages among participating insurers, and proof of coverage, our ultimate exposure for these claims may vary significantly from the amounts currently recorded, resulting in a potential future adjustment that could be material to our financial condition, results of operations and liquidity. At December 31, 2004, 2003 and 2002, gross reserves for asbestos-related losses were $27.9 million, $37.8 million, and $42.1 million, respectively ($14.0 million, $17.8 million and $25.8 million, net of reinsurance, respectively). Of the net asbestos reserves, approximately $10.3 million, $14.9 million and $22.9 million related to IBNR losses at December 31, 2004, 2003 and 2002, respectively. At December 31, 2004, 2003 and 2002, gross reserves for environmental-related losses were $16.1 million, $14.2 million and $18.2 million, respectively ($6.4 million, $8.8 million and $14.3 million, net of reinsurance, respectively). Of the net environmental reserves, approximately $3.0 million, $3.7 million and $7.9 million related to IBNR losses at December 31, 2004, 2003 and 2002, respectively. All incurred asbestos and environmental losses were for accident years 1986 and prior.

* * * * * * * * * *

United States Securities and Exchange Commission
September 22, 2005

“MD&A - Critical Accounting Estimates” Section of 2004 Form 10-K, pages 55-56

At December 31, 2004, we estimated that under all insurance policies and reinsurance contracts issued by our insurance businesses, our liability for all events that occurred as of December 31, 2004 is $2,111.6 million. This amount includes estimated losses from claims plus estimated expenses to settle claims. Our estimate also includes amounts for losses occurring prior to December 31, 2004 whether or not these claims have been reported to us.

In arriving at the estimate of unpaid claims, our actuaries performed detailed studies of historical data for customer mix, incurred claims, reported claims and paid claims for each major line of business and by accident year. The review of this data results in patterns and trends that are analyzed using various actuarial models that assume that historical development patterns will be predictive of future patterns. Along with this historical data, our actuaries consider the impact of legal and legislative developments, regulatory trends, changes in social attitudes and economic conditions. From this assessment, we develop various sets of assumptions that we believe are reasonable, valid and can be used to help us predict future claim trends. These assumptions are then applied to various actuarially accepted methods and techniques, which provide us with a range of possible outcomes of the ultimate claims to be paid by us in the future. Management uses its judgment to select the best estimate of the amounts needed to pay all future claims and related expenses from this range of possible outcomes. Under GAAP, we record a liability on our balance sheet equal to our best estimate of the ultimate claims liability.

It is important to realize and understand that the process of estimating our ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates, assumptions and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legal and legislative developments, judicial theories of liability, the impact of regulatory trends on benefit levels for both medical and indemnity payments, and changes in social attitudes and economic conditions, we revise our estimates accordingly. Due to the long-tail nature of a significant portion of our business, in many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. Furthermore, because reinsurers rely on their ceding companies to provide them with information regarding incurred losses, reported claims for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development and uncertainty. We believe that our liability for unpaid losses and loss adjustment expenses is fairly stated at December 31, 2004. However, if our future estimate of ultimate unpaid losses is larger than the recorded amounts, we would have to increase our reserves. Any increase in reserves would result in a charge to earnings in the period recorded. For example, in 2003 we increased net reserves for our reinsurance business by $169 million and took earnings charges as a result. Accordingly, any reserve adjustment could have a material adverse effect on our financial condition, results of operations and liquidity.

United States Securities and Exchange Commission
September 22, 2005

As outlined above, our loss and LAE reserves at December 31, 2004 have been established relying on generally accepted actuarial techniques and are based on numerous critical assumptions and informed judgments about reported and paid claim trends and their implication on our estimate of the ultimate loss for reported and incurred but unreported claims at the balance sheet date. We have established a loss and LAE reserve for unpaid claims at December 31, 2004 that we believe is a reasonable and adequate provision based on the information available to us. If we revised our assessment of loss reporting and claims payment patterns because of changes in those patterns, such that it resulted in a 1% change in our net loss and LAE reserves, then our pre-tax income would change by approximately $10 million.

* * * * * * * * * *
The Company supplementally confirms that, in preparing the MD&A for its future filings on Form 10-K, the following expanded disclosure will be added regarding our estimates of losses and LAE reserves:

United States Securities and Exchange Commission
September 22, 2005

The following table represents the reserve levels (1) as of December 31, 2004 for each of the Company’s business segments:

(dollar amounts in thousands)	Case	IBNR	Total

The PMA Insurance Group	$599,490	$592,886	$1,192,376
Run-off Operations	450,793	468,429	919,222
Unpaid losses and losses adjustment expenses	$1,050,283	$1,061,315	$2,111,598

(1) Unpaid losses and loss adjustment expenses for certain intercompany arrangements which eliminate in consolidation, are excluded from unpaid losses and loss adjustment expenses for each segment.

For those who might like to have more detailed quantitative information by line of business, the Company proposes adding a sentence in its MD&A that such information is available on its website, where readers may view Schedule P of the Company’s statutory annual statements.

The Company supplementally provides the Staff the following information regarding its gross loss and LAE reserves.  Please refer to Exhibit 2A for a chart showing the Company’s estimate of a reasonable range of loss and LAE reserve amounts as of December 31, 2004 for each of the Company’s business segments.  The reserve range was estimated by the Company’s actuaries as of December 31, 2004 and represents a reasonable range of possible outcomes based on data then available and a number of assumptions and the application of actuarial methods. The range does not reflect all possible outcomes; therefore, it is possible the actual losses and LAE ultimately paid could fall outside the Company's reserve range. Along these lines, the Company has included the risk factor entitled “Reserves are estimates and do not and cannot represent an exact measure of liability. If our actual losses from insureds exceed our loss reserves, our financial results would be adversely affected.” on page 21 of the 2004 Form 10-K.

The Company’s actuaries utilize a variety of actuarial techniques, based on various assumptions to derive estimates of reserves on subsets of the business within segments. The techniques and assumptions vary depending upon characteristics particular to the business within a segment. The Company’s actuaries determine reasonable ranges of reserve estimates based on the results of the actuarial analysis. Management’s best estimate of reserves is predicated on a number of factors, including management’s judgment, the advice of the Company’s actuaries and the general condition of the insurance market and has generally been in the middle of the estimated reserve range developed by the Company’s actuaries.

Additionally, the Company believes that each of its segments has a different potential for reserve development. This is due to the nature of the business underwritten by The PMA Insurance Group segment, and that the Company’s other business segment is predominantly reinsurance business and is in run-off.

United States Securities and Exchange Commission
September 22, 2005

Since the Company became a registrant in 1998, the reserves at the PMA Insurance Group have not experienced any significant development, other than in the fourth quarter of 2003 when the reserves were increased by $50 million. When the Company’s actuaries develop a range of reserves for The PMA Insurance Group, the reserves are reviewed separately for the Company’s workers’ compensation business, commercial automobile, commercial multi-peril and general liability lines of business. Within the workers’ compensation line of business, the Company further reviews loss reserves, separating medical costs from indemnity costs. The Company undertakes this analysis because it believes that the medical cost component of workers’ compensation claims has a different development pattern than the indemnity payments. The Company separately discloses the written premiums associated with each of its lines of business, and notes that workers’ compensation premiums are approximately 90% of the segment’s 2004 net written premiums.

As discussed in the Company’s response to Staff comment 5, the Company believes that reported claims for reinsurers become known more slowly than for primary insurers, and are generally subject to more unforeseen development and uncertainty. The reserve strengthening that the Company recorded in the third quarter of 2003 that led to its exiting the reinsurance business exceeded the upper end of the range of reserves that the Company had established for such reserves in 2002. The Company advises the Staff that it will include the following disclosure in future periodic reports:

The Company believes that because its former reinsurance business is in run-off, the potential for adverse reserve development is increased because it has ceased ongoing business relationships with most of its ceding companies. As a result, to the extent that there are disputes with its ceding companies over claims coverage or other issues, the Company believes that it will more likely be required to arbitrate these disputes. Although the Company believes that it has incorporated this potential in its reserve analyses, it also believes that as a result of the nature of the reinsurance business and the fact that the reinsurance business is in run-off, there exists a greater likelihood that reserves may develop in this segment, and that such development may be greater than the ranges that the Company can currently estimate.

The Company respectfully believes the addition of reserve ranges is not meaningful to investors because actuarially determined reserves are based on assumptions, a variety of actuarial techniques and judgment and, more importantly, such reserve ranges do not reflect all possible outcomes, since the Company’s actual losses and LAE ultimately paid could fall outside such ranges. The Company believes that disclosure of management’s best estimate of reserve amounts along with disclosure regarding the actuarial process and the related uncertainty associated therewith provides investors with meaningful information that is balanced with cautionary language about the risks in relying on such estimated reserve amounts. If the Company were required to provide ranges of reserve amounts, the Company believes that investors may place undue reliance on such ranges and may erroneously believe that the end points of the ranges reflect the Company’s minimum and maximum liability for claims; when in fact, the Company’s actual losses and LAE ultimately paid could be outside the disclosed ranges. Additionally, the Company believes that the disclosure of reserve ranges which are presented on a gross basis and do not take into account the impact of the Company's ceded reinsurance treaties present an incomplete picture of the Company's net exposure and suggest a wider range of the potential impact on pre-tax income than if presented on a net basis.

United States Securities and Exchange Commission
September 22, 2005

The Company’s net exposure to asbestos-related illnesses and environmental remediation is primarily in The PMA Insurance Group segment. The Company has included a cross-reference in its “Critical Accounting Estimates” section of its 2004 Form 10-K (page 56) to Note 4 where it discloses asbestos-related and environmental-related gross and net loss reserves, including incurred but not reported components, as of the last three balance sheet dates. The Company has also included a risk factor regarding asbestos and environmental claims on page 23 of the 2004 Form 10-K. The Company has not recorded loss reserve development for these types of losses during the time periods discussed in the 2004 Form 10-K, March 10-Q and June 10-Q. In prior time periods when the Company experienced loss reserve development for these types of losses, it disclosed information regarding the loss activity.

3.
Since you have significantly revised your estimate of loss reserves recorded in each year presented, please expand your disclosures in Management’s Discussion and Analysis explaining the reasons for your change in estimate. For each line of business within each of your segments, include the following disclosures:

•
Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

•	Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

•
Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

•	Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

•
Disclose trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

United States Securities and Exchange Commission
September 22, 2005

RESPONSE: The Company supplementally confirms that, in preparing the MD&A for its future filings on Form 10-K, the following expanded disclosure regarding the nature of the Company’s revisions to our estimates of losses and LAE reserves, which disclosure (other than the table of losses and LAE by accident year) currently is contained in the notes to the Company’s consolidated financial statements, will be added to MD&A:

The components of the Company’s (favorable) unfavorable development of reserves for losses and LAE for prior accident years by business segment, excluding accretion of discount, are as follows:

(dollar amounts in millions)	2004	2003	2002

The PMA Insurance Group	$(2.1)	$49.7	$1.1
Run-off Operations	(38.3)	169.1	158.6
Total net (favorable) unfavorable development	$(40.4)	$218.8	$159.7

The components of the Company’s (favorable) unfavorable development of reserves for losses and LAE for prior accident years by accident year, excluding accretion of discount, are as follows:

(dollar amounts in millions)	2004	2003	2002
Accident Year
1994 and prior	$(0.3)	$(2.4)	$(0.3)
1995	5.3	(2.8)	(2.4)
1996	(1.2)	0.3	(2.6)
1997	1.0	9.6	7.4
1998	(1.3)	15.7	35.3
1999	5.7	70.0	(4.9)
2000	(11.6)	40.0	84.7
2001	2.7	65.8	42.5
2002	(7.7)	22.6	n/a
2003	(33.0)	n/a	n/a
Total net (favorable) unfavorable development	$(40.4)	$218.8	$159.7

During 2004, the favorable prior year loss development at the Run-off Operations related primarily to reinsurance contracts that were novated or commuted. This favorable prior year loss development was substantially offset by a reduction in net premiums earned and acquisition expenses.

United States Securities and Exchange Commission
September 22, 2005

The PMA Insurance Group recorded favorable prior year loss development of $2.1 million in 2004, primarily reflecting better than expected loss experience from rent-a-captive workers’ compensation business. Dividends to policyholders offset this favorable development. Rent-a-captives are used by customers as an alternative method to manage their loss exposure without establishing and capitalizing their own captive insurance company.

During 2003, The PMA Insurance Group recorded unfavorable prior year loss development of $49.7 million. As part of the year end closing process, in the fourth quarter of 2003, the Company’s actuaries completed a comprehensive year-end actuarial analysis of loss reserves. Based on the actuarial work performed, the Company’s actuaries noticed higher than expected claims severity in workers' compensation business written for accident years 2001 and 2002, primarily from loss-sensitive and participating workers' compensation business. As a result, The PMA Insurance Group increased loss reserves for prior years by $50 million. An independent actuarial firm also conducted a comprehensive review of The PMA Insurance Group’s loss reserves as of December 31, 2003 and concluded that such carried loss reserves were reasonable as of December 31, 2003. Under The PMA Insurance Group's loss-sensitive rating plans, the amount of the insured's premiums is adjusted after the policy period expires based, to a large extent, upon the insured's actual losses incurred during the policy period. Under policies that are subject to dividend plans, the ultimate amount of the dividend that the insured may receive is also based, to a large extent, upon loss experience during the policy period. Accordingly, offsetting the effects of this unfavorable prior year loss development were premium adjustments of $35 million under loss-sensitive plans and reduced policyholder dividends of $8 million, resulting in a net fourth quarter pre-tax charge of $7 million.

During 2003, the Run-off Operations increased its net loss reserves for prior accident years for reinsurance business by $169.1 million, including $150 million during the third quarter. The third quarter 2003 reserve charge related to higher than expected underwriting losses, primarily from casualty business written in accident years 1997 through 2000. Approximately 75% of the charge was related to general liability business written from 1997 to 2000 with substantially all of the remainder of the charge from the commercial automobile line written during those same years. During the third quarter of 2003, the Company’s actuaries conducted their periodic comprehensive reserve review. Based on the actuarial work performed, which included analyzing recent trends in the levels of the reported and paid claims, an updated selection of actuarially determined loss reserve estimates was developed by accident year for each major line of reinsurance business written. The information derived during this review indicated that a large portion of the change in expected loss development was due to increasing loss trends emerging in calendar year 2003 for prior accident years. This increase in 2003 loss trends caused management to determine that the reserve levels, primarily for accident years 1997 to 2000, needed to be increased by $150 million. An independent actuarial firm also conducted a comprehensive review of the Company’s Traditional-Treaty, Specialty-Treaty and Facultative reinsurance loss reserves, and concluded that those carried loss reserves were reasonable at September 30, 2003.

United States Securities and Exchange Commission
September 22, 2005

The Company’s analysis was enhanced by an extensive review of specific accounts, comprising about 40% of the carried reserves of the reinsurance business for accident years 1997 to 2000. The Company’s actuaries visited a number of former ceding company clients, which collectively comprised about 25% of the reinsurance business total gross loss and LAE reserves from accident years 1997 to 2000, to discuss reserving and reporting experience with these ceding companies. The Company’s actuaries separately evaluated an additional number of other ceding companies, representing approximately 15% of the reinsurance business total gross loss and LAE reserves from accident years 1997 to 2000, to understand and examine data trends.

During 2002, the Run-off Operations recorded net unfavorable prior year loss development of $159 million ($107 million for reinsurance and $52 million for excess and surplus lines). During 2002, company actuaries conducted reserve reviews to determine the impact of any emerging data on anticipated loss development trends and recorded unpaid losses and LAE reserves. Based on the actuarial work performed, which included analyzing recent trends in the levels of the reported and paid claims, an updated selection of actuarially determined loss reserve estimates was developed by accident year for each major line of business. Management’s selection of the ultimate losses resulting from their reviews indicated that net loss reserves for the excess and surplus lines business for prior accident years, mainly 1999 and 2000, needed to be increased by $52 million. This unfavorable prior year development reflects the impact of higher than expected claim severity and, to a lesser extent, frequency, that emerged in 2002 on casualty lines of business, primarily professional liability policies for the nursing homes class of business; general liability, including policies covering contractors’ liability for construction defects; and commercial automobile, mainly for accident years 1999 and 2000.

United States Securities and Exchange Commission
September 22, 2005

During 2002, the Run-off Operations also recorded unfavorable prior year development of $107 million for the reinsurance business. During the fourth quarter, the Company’s actuaries observed a higher than expected increase in the frequency and, to a lesser extent, severity of reported claims by ceding companies. Management’s selection of the ultimate losses indicated that net loss and LAE reserves for prior accident years needed to be increased by $64 million in the fourth quarter of 2002, primarily for excess of loss and pro rata general liability occurrence contracts and, to a lesser extent, excess of loss general liability claims-made contracts, from accident years 1998, 1999 and 2000.

The remaining $43 million of unfavorable prior year development on reinsurance business in 2002 primarily reflects the recording of losses and LAE on additional earned premiums recorded during 2002 as a result of a change in the Company’s estimate of ultimate premiums written from prior years. Because premiums from ceding companies are typically reported on a delayed basis, the Company monitors and updates as appropriate the estimated ultimate premiums written. The Company’s periodic reviews of estimated ultimate premiums written, which compared actual reported premiums and originally estimated premiums based on ceding company estimates, indicated that premiums written in recent years, primarily in the Traditional- and Specialty-Treaty units for 2001 and 2000, were higher than originally estimated. As a result, the Company recorded additional net premiums earned during 2002, including $39.9 million in the second quarter, which were completely offset by losses and LAE and acquisition expenses.

4.
Regarding the downgrading of your financial strength ratings in 2003, disclose the chronology of events that lead to the downgrading by the rating agencies. Disclose the nature of any known uncertainties regarding the downgrading and when you first became aware of these uncertainties. Quantify the amount of the changes in estimates that were reasonably likely to [affect] your loss reserves as of December 31, 2002 and each quarter through September 30, 2003 and the extent that the reasonably likely changes in estimates would have triggered a downgrading at those dates. Provide disclosure as to whether similar downgrades are reasonably likely assuming reasonably likely changes in your estimates in your loss reserves and the expected effects on your future financial position, operations and cash flows.

United States Securities and Exchange Commission
September 22, 2005

RESPONSE: The Company supplementally informs the Staff that the Company evaluates its loss and loss adjustment reserves on a quarterly basis in order to present a best estimate at each reporting period. The Company has disclosed the process in its MD&A section of its 2004 Form 10-K at page 44. The Company also notes that all reserve changes and rating agency actions were disclosed to investors in a timely fashion through press releases and Current Reports on Form 8-K.

As previously disclosed in its periodic reports, in reviewing the Company’s 2002 year-end financial results, the Company’s actuaries observed that prior business, primarily in its reinsurance operation, was producing higher than expected underwriting losses for accident years 1998-2000. As a result, on February 5, 2003, the Company announced its year-end results, which were reduced by $104 million as a result of a $160 million reserve increase. Following this reserve charge, on February 24, 2003, A.M. Best announced its decision to change the insurance financial strength rating of PMACIC, the Company’s reinsurance operating subsidiary, from A (“Excellent”) to A- (“Excellent”). Subsequently, on March 5, 2003, Moody’s Investors Service lowered the long-term debt ratings of the Company to Ba1 from Baa3 and the insurance financial strength rating of PMACIC to Baa1 from A3.

In preparation of the Company’s first quarter 2003 financial results, the Company’s actuaries determined that net reserves at PMACIC needed to be increased by $9.5 million. The Company announced such reserve charge on May 7, 2003 by means of a press release and filing a Current Report on Form 8-K. Neither A.M. Best nor any other rating agency took any action as a result of this reserve charge.

In preparation of the Company’s second quarter 2003 financial results, the Company’s actuaries determined that net reserves at PMACIC needed to be increased by an additional $9.5 million. The Company announced this reserve charge on August 5, 2003 by means of a press release and filing a Current Report on Form 8-K. Neither A.M. Best nor any other rating agency took any action as a result of this reserve charge.

As previously disclosed in its periodic reports, in preparation of the Company’s third quarter 2003 financial results and as part of its periodic comprehensive review of loss reserves the Company decided that it should increase its loss reserves for PMACIC by $150 million. The Company announced the increase and the reasons for it to investors on November 4, 2003 by means of a press release and filing a Current Report on Form 8-K.

United States Securities and Exchange Commission
September 22, 2005

Following the announcement, the key ratings agencies lowered the Company’s “insurer financial strength” ratings. On November 6, 2003, the Company announced its decision to withdraw from the reinsurance business, and that it would continue its primary insurance business through The PMA Insurance Group.

As stated in our filed periodic reports, Management believes that its unpaid losses and LAE are fairly stated for all reported periods. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates, assumptions and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legal and legislative developments, judicial theories of liability, the impact of regulatory trends on benefit levels for both medical and indemnity payments, changes in social attitudes and economic conditions, the estimates are revised accordingly. If, in the future, actual losses and loss adjustment expenses develop beyond our loss reserve estimates, which may be due to a wide range of factors, including those enumerated in the immediately preceding sentence, the Company would have to increase reserves. A significant increase in reserves could have a material adverse effect on the Company’s ability to continue in the ordinary course of its business.

A.M. Best and other rating agencies utilize myriad criteria in assessing the insurance financial strength of insurance companies and insurance holding companies. Because the rating agencies are independent of the Company, their decisions are based only in part on data provided by the Company and on other information not within the Company’s knowledge or control, and the conclusions of the rating agencies are made independently. As disclosed in the Company’s periodic reports, including the “Risk Factors” section of the 2004 Form 10-K and “Cautionary Statements”, any downgrade to the Company’s insurer financial strength ratings will likely result in lower premiums written and lower profitability and would have a material adverse effect on the Company’s results of operations, liquidity and capital resources.

As disclosed in the Company’s periodic reports, the reserve charge for the third quarter of 2003 led to the filing of several private lawsuits against the Company, certain of its officers and directors and investment banking firms that assisted the Company in capital raising transactions. These suits are pending in the United States District Court for the Eastern District of Pennsylvania.

5.
We note that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant and that you disclose on page 56 that this poses a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves. Please expand this disclosure to explain the risks associated with making this estimate and the effects and expected effects this uncertainty has on management’s judgments and assumptions in establishing the assumed loss reserve. Also please consider the following items which could help describe the uncertainty:

United States Securities and Exchange Commission
September 22, 2005

a.	The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

b.	The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag affects the loss reserve estimate;

c.
How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;

d.
The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

e.	What process management performs to determine the accuracy and completeness of the information received from the cedants;

f.	How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

g.	Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

RESPONSE: The Company currently discloses the following information regarding its reinsurance loss reserves in “Loss Reserves and Reinsurance” and “Critical Accounting Estimates” sections of MD&A:

In addition, because reinsurers rely on their ceding companies to provide them with information regarding incurred losses, reported claims for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development and uncertainty.

The Company confirms that it will supplement its current disclosure prospectively, beginning with the September 10-Q, to include the following expanded disclosure regarding the risks associated with making reserve estimates for reinsurance:

Reinsurers are dependent on their ceding companies for reporting information regarding incurred losses. The nature and extent of information provided to reinsurers may vary depending on the ceding company as well as the type of reinsurance purchased by the ceding company. Ceding companies may also independently adjust their reserves over time as they receive additional data on claims and go through their own actuarial process for evaluating reserves. For casualty lines of reinsurance, significant periods of time may elapse from the period that a loss is incurred and reported by the ceding company’s insured, the investigation and recognition of such loss by the ceding insurer, and the reporting of the loss and evaluation of coverage by a reinsurer. As all of the Company’s reinsurance business was produced through independent brokers, an additional lag occurs because the ceding companies report their experience to the placing broker, who then reports such information to the reinsurer. Because of these time lags, and because of the variability in reserving and reporting by ceding companies, reported claims for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development and uncertainty.

United States Securities and Exchange Commission
September 22, 2005

Management relies on various data in making its estimate of loss reserves for reinsurance. As described above, the reinsurer receives certain information from its ceding companies through the reinsurance brokers. Management assesses the quality and timeliness of claims reporting by its ceding companies. The reinsurer also may supplement the reported information by requesting additional information and conducting reviews of certain of its ceding companies’ reserving and reporting practices. It also reviews its internal operations to assess its capabilities to timely receive and process reported claims information from ceding companies. It assesses its claims data and loss projections in light of historical trends of claims development, claims payments, and also as compared to industry data as a means of noticing unusual trends in claims development or payment. Based on the data reported by ceding companies, the results of the reviews and assessments noted above, as well as actuarial analysis and judgment, management will develop its estimate of reinsurance reserves.

In the ordinary course of its claims review process, the Company verifies independently that reported claims are covered under the terms of the reinsurance policy or treaty purchased by the ceding company. In the event that the Company does not believe coverage has been provided, it will refuse to pay such claims. Most contracts contain a dispute resolution process that relies on arbitration to resolve any contractual differences. At September 30, 2005, the Company has $x.x million*  of claims that are in the process of arbitration that have not been recorded as liabilities on the accompanying financial statements.

________________________
* To be determined at the time of filing the Company’s periodic reports.

United States Securities and Exchange Commission
September 22, 2005

Reinsurance Receivables, page 57

6.	Disclose the nature and amount of known disputes or collection issues as of December 31, 2004 and why you have not fully reserved for these amounts.

RESPONSE: The Company currently only has one material reinsurance balance in dispute. The Company discloses this dispute in the “Reinsurance” section (page 45) and Note 5 to the Company’s consolidated financial statements of its 2004 Form 10-K. The Company has included a cross-reference to this disclosure in the “Critical Accounting Estimates” section of the 2004 Form 10-K (page 57) and also has included a risk factor entitled “We face a risk of non-collectibility of reinsurance, which could materially affect our results of operations.” on page 24 of the 2004 Form 10-K. The Company also makes disclosure regarding this issue in its March 10-Q and June 10-Q. This disclosure is as follows:

The PMA Insurance Group has recorded reinsurance receivables of $13.9 million at December 31, 2004, related to certain umbrella policies covering years prior to 1977. The reinsurer has disputed the extent of coverage under these policies. The ultimate resolution of this dispute cannot be determined at this time. An unfavorable resolution of the dispute could have a material adverse effect on our financial condition and results of operations.

The Company analyzes this dispute on a quarterly basis pursuant to the criteria set forth in FAS 5 - “Accounting for Contingencies.” FAS 5 states that two criteria must be met to record a contingency or impairment. First, the likelihood of impairment must be probable and, second, the amount of the impairment must be reasonably estimable. To date, the Company has determined that neither of these tests has been met. Accordingly, the Company has not established a reserve for this dispute.

Consolidated Financial Statements

Note 4. Unpaid Losses and Loss Adjustment Expenses, page 73

United States Securities and Exchange Commission
September 22, 2005

7.
It is not clear to us in view of the summary of the effects on your balance sheet why the 2004 commutations and novations did not have a material effect on your income statement. Please tell us more about the 2004 commutations and novations to help us understand the effects they had on your balance sheet, income statement and statement of cash flows by providing us, for each commutation and novation, a summary of the terms including cash paid/received, the business purpose and the effects on your financial statements.

RESPONSE: The Company supplementally informs the Staff that in November 2003, it voluntarily exited the reinsurance business, and took measures beginning in the fourth quarter 2003 to reduce the liabilities associated with the reinsurance business. Because reinsurance treaties are not considered terminated until all liabilities are paid, and because PMACIC, the entity that generated the reinsurance business for the Company, wrote predominantly casualty reinsurance, where significant periods of time elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the subsequent reporting of the loss by the insurer to the reinsurer, the Company discussed with many of its ceding companies the possibility of commutation or novation. Novations are agreements between three parties (a ceding company, its original reinsurer and a new reinsurer), whereby a ceding company permits its original reinsurer to legally be released from its contract and to have a new reinsurer assume the contractual liabilities of the original reinsurer. A commutation is an agreement between two parties (a ceding company and its reinsurer), whereby a ceding company permits its reinsurer to terminate a reinsurance agreement in exchange for a cash payment. The Company has publicly stated that it has, and intends to continue, to pursue commutation and novation options with its insureds as a method of more quickly reducing its liabilities in the run-off business. In 2004 there were numerous commutations and novations resulting from the Company’s desire to actively reduce its run-off liabilities. Additionally, there were contractually provided for commutations and novations that occurred in 2004, because of standard termination clauses, including provisions such as percentage change in surplus, changes in senior management, and financial strength ratings changes.

When the Company establishes loss reserves for the Run-off Operations, reserves for IBNR losses are established on a line of business basis by accident year, but are not allocated at a ceding company, reinsurance treaty or contract level. Therefore, when the Company commutes reinsurance treaties, its practice is to eliminate all treaty specific liabilities and assets (receivables, payables, unearned premium reserves, case reserves), and to adjust the Company’s reserve for incurred but not reported losses for the difference between these treaty specific assets and liabilities and the cash that is paid to the ceding company. Similarly, when accounting for novations, all accounting entries for a transaction are reversed, including premium, other assets or liabilities, case reserves, unearned premium reserves, deferred acquisition costs with the remaining cash applied to incurred but not reported loss reserves.

United States Securities and Exchange Commission
September 22, 2005

As described in MD&A and Note 4 to the Company’s consolidated financial statements, the Company’s actuaries review the carried loss reserves on a quarterly basis. The changes in case reserves and reserves for incurred but not reported losses from commutations and novations are included in their analysis of the carried reserves for the given period, and as a consequence, the benefit or cost of a commutation or novation will only be reflected in the Company’s earnings after their review. The Company disclosed the following in Note 4 under the segment table (page 74) that illustrates development of reserves for losses and LAE for prior accident years:

During 2004, the favorable prior year loss development at the Run-off Operations related primarily to reinsurance contracts that were novated or commuted. This favorable prior year loss development was substantially offset by a reduction in net premiums earned and acquisition expenses.

The Company respectfully submits that disclosure of the specific terms of these commutations and novations would be in violation of the non-disclosure obligations contained in many of these agreements and would materially impair the Company’s ability to successfully negotiate commutations with other ceding companies.

Note 5. Reinsurance, page 77

8.
It would appear that 2004 transaction described under first table would require you to have recorded loss according to paragraph 23 of FAS 113 since the amount paid exceeded the liabilities ceded. Please tell us how your accounting treatment complies with FAS 113. In your response clarify whether the additional premiums are included in the $146.5 million in cash paid.

RESPONSE: The Company transferred $146.5 million to the reinsurer. This amount included $37.5 million in premiums for treaty layers that will be refunded by the reinsurer to the Company in the event that losses ceded to the treaty do not attach within the layers associated with the premiums. As such, this $37.5 million has been recorded as pre-paid reinsurance premiums on the Company's consolidated balance sheet. Accordingly, at inception of the reinsurance contract, the funds transferred to the reinsurer, and which are recorded on the Company’s consolidated balance sheet, equaled the liabilities ceded and the pre-paid premiums, with $ 6.0 million in excess funds transferred to the reinsurer being recorded as ceded premiums on the Company’s income statement during 2004. The accounting treatment complies with FAS 113 in that the reinsurance receivable recorded equaled the recorded liabilities of the underlying reinsured contracts.

* * * * * * * * * * * * * * * * * * * * * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
September 22, 2005

Please contact the undersigned at (215) 665-5070 or the Company’s outside counsel, Justin P. Klein of Ballard Spahr Andrews & Ingersoll, LLP at (215) 864-8606 with any questions or comments.

Sincerely,

/s/ William E. Hitselberger

William E. Hitselberger
Executive Vice President and
Chief Financial Officer

EXHIBIT 2A

(dollar amounts in thousands)	As Reported	Low end of range	Low range % difference from reported	High end of range	High range % difference from reported

The PMA Insurance Group	$1,192,376	$1,125,800	-5.6%	$1,263,300	5.9%
Run-off Operations	919,222	867,300	-5.6%	960,400	4.5%
Unpaid losses and losses adjustment expenses	$2,111,598	$1,993,100	-5.6%	$2,223,700	5.3%

At The PMA Insurance Group and Run-off Operations, $101.7 million and $69.3 million, respectively, of unpaid losses and loss adjustment expenses are estimated using point estimates and therefore no range exists for these reserves. The amounts included in the above table for this subset of reserves are the same for the “As Report”, “Low end of range”, and “High end of range”.